SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Conference call connection information

2Q20 Earnings Calls Friday, July 31, 2020

Live Webcast Access at www.voegol.com.br/ir

In English	In Portuguese
11:00 a.m. (US EDT) 12:00 p.m. (Brasília)	1:30 p.m. (Brasília) 12:30 p.m. (US EDT)
Phone: +1 (412) 317-6382	Phone: +55 (11) 3181-8565
Code: GOL	Code: GOL
Replay: +1 (412) 317-0088	Replay: +55 (11) 3193-1012
Code: 10146022	Code: 2000720#

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

GOL Preserves Liquidity and Controls Costs as Customer Demand Begins to Return

Strong capacity management discipline led to 78% load factor
Daily flights increase from 50 to 120 in the 2Q20

Company maintains strong cash position

July 31, 2020 - São Paulo - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), Brazil's largest domestic airline, today announced consolidated results for the second quarter of 2020 (2Q20) and outlined its continued initiatives in response to the COVID-19 global pandemic.

All information is presented in Brazilian Reals (R$), according to both International Financial Reporting Standards (IFRS) and adjusted metrics and are made available to enable comparability in this quarter of the abrupt drop in demand. Such adjusted metrics exclude expenses related to the portion of the operating fleet that GOL grounded this quarter and are detailed in the table of the “operating expenses” section below. Comparisons are made to the second quarter of 2019 (2Q19), unless otherwise specified.

“Our second quarter results are a reflection of the severe impact that COVID-19 is having on Brazil’s economy, the air transportation industry and our Company. To offset the steep decline in revenues, we took several measures to decrease costs and preserve liquidity as we manage through this crisis. We reduced our average daily cash expenditures to R$3 million in 2Q20, while taking all the necessary measures to offer a safe and comfortable flight experience. Customer demand is returning, and we are gradually increasing our capacity as a result,” said Paulo Kakinoff, GOL's CEO.

GOL maintained a strong liquidity position, enabled in part by the broad support from many of its stakeholders, ending the quarter with R$3.3 billion in cash and receivables. The Company also amortized R$304 million of principal and R$47 million in interest on debt and leases in the quarter.

Added Kakinoff: “GOL’s financial resiliency in this market affirms the value of the work we have been doing to strengthen our balance sheet over the last four years, not just the past four months. The continued dedication of the Company’s Employees and the support of our many stakeholders will be critical as we navigate through these unprecedented times and position GOL for continued future growth.”

Summary of 2Q20 Results

•	The number of Revenue Passenger-Kilometers (RPK) decreased by 92% compared to the same period in 2019, totaling 773 million RPK. However, we saw an increase of 103% in RPK from April to June;
•	Available Seat Kilometers (ASK) grew 104% within the quarter, a decrease of 91% compared to 2Q19. GOL transported 0.6 million Customers across the quarter, a decrease of 92% compared to 2Q19;
•	Net revenues were R$358 million, a decrease of 89% compared to 2Q19. Monthly revenues began with R$104.3 million in April and by the end of June reached R$164.1 million, representing an increase of 57% within 2Q20. Other revenues (primarily cargo and loyalty) totaled R$115 million, a reduction of 37% in relation to 2Q19;
•	The Revenue per Available Seat Kilometer (RASK) was 36.15 cents (R$), an increase of 31%. The Passenger Revenue per Available Seat Kilometer (PRASK) was 24.58 cents (R$), a decrease of 6% compared to 2Q19; and
•	Adjusted EBITDA and adjusted EBIT were R$99 million and R$20 million, respectively, and represent a positive contribution as a result of the Company’s rational and responsible management of supply relative to demand.

The second quarter of 2020 reflects the direct impacts of the pandemic on the volume of operations. GOL ended the month of June with a total fleet of 130 B737s, with 27 aircraft operating in its network. Flight operations were 13% of the schedule in June 2019, ramping up to 17% at the end of the month to 120 daily flights with the planned re-opening of seven bases (Juazeiro do Norte, Foz do Iguaçu, Navegantes, Petrolina, Porto Seguro, Ilhéus and Chapecó) and an increase in flights between São Paulo and Rio de Janeiro.

With an increase to approximately 250 daily flights in July, operations are expected to be around 25% of the July 2019 schedule with 36 aircraft operating in the network. GOL plans to re-open a further 14 bases from August to December 2020.

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Response to the COVID-19 Pandemic

Since the beginning of the crisis, GOL has focused its business management on the following priorities:

(i)	protecting the Health and Safety of its Employees and Customers;
(ii)	preserving the Company’s financial liquidity to overcome this crisis; and
(iii)	advancing to the resumption of capacity in a balanced manner relative to the level of demand and remaining well-positioned to increase its share in the domestic market.

Health and Safety of Employees and Customers

The measures taken to protect the Health and Safety of GOL’s Employees and Customers included:

•	Increasing attention to the cleaning of aircraft, including the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin and the cockpit. GOL’s aircraft have HEPA air filters, which eliminates 99.9% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air (air renewal every 3 minutes);
•	Being the first Brazilian airline to make the use of masks on board mandatory as of May 10, which was met with great acceptance by its Customers;
•	Equipping Employees with gloves and masks, in addition to making alcohol-based gel available to the crew and Customers on the aircraft;
•	Educating and helping Employees and Customers to practice social distancing, including the closing of VIP rooms, turning off self-service totems, and modifying boarding and deplaning process; and
•	Incentivizing Customers to use GOL’s digital channels, including the implementation of segmented and contactless boarding without boarding pass handling. Prior to the crisis, approximately 70% of GOL’s enplanements already took place without human interaction, as the Company made significant investments in technology in recent years. GOL’s flight app enables Customers to buy tickets, check in, check baggage and board, including through the use of facial recognition. In July, GOL launched new service via WhatsApp where passengers can check-in, obtain information and manage their flights. Since the crisis, 95% of the Company’s procedures are now contactless.

Preserving Financial Liquidity

Among the initiatives to preserve the Company's financial liquidity, the following are notable:

•	Postponement of lease payments, cuts in non-essential investment, suspension of marketing and advertising expenses, postponement in the receipt of new aircraft, renegotiation of terms with suppliers and a significant reduction in personnel expenses;
•	Adhesion to the Provisional Measure no 936, converted into Law No. 14,020/20, which includes the reduction of working hours and wages, and suspension of employment contracts;
•	Signing of collective bargaining agreements with the Airlines Workers Unions and the National Aeronauts Union, enabling the continued reduction of salaries for a period of 12 to 18 months, allowing the preservation of Employees’ jobs and ensuring a gradual growth of costs with the resumption of operations. GOL was the first airline in the world to achieve such an agreement and became benchmark in terms of caring for Employees and maintaining the sustainability of business and jobs;
•	Aggressively managing costs through lower capacity, reduced fuel expense and other initiatives. Agreements with fuel suppliers for postponing installment payments until after August 2020;
•	GOL does not have aircraft financed in the capital markets, and no exposure to structured operations such as EETCs or finance leases. In turn, it is comprised entirely of a single fleet of Boeing 737 aircraft that allows greater flexibility to adapt to the new demand, and with 100% operating leases. The Company is not in default in its leases and is receiving support from its partners in the form of deferrals and discounts;
•	The fundamental support from the Brazilian Government, through the Provisional Measure no 925, enabled the preservation of receivables, postponement of airport tariff payments and maintenance of slots;
•	Financings and re-financings in execution totaling up to R$2.7 billion; and
•	GOL’s performance during this pandemic is an affirmation of the work done on liquidity and the balance sheet for the last four years. The Company has continued to work on several initiatives with its Employees, aircraft lessors, suppliers, banks and investors.

Disciplined Capacity Management

The following actions were taken regarding GOL’s disciplined capacity management:

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

•	On March 16, GOL began reducing its capacity by 50 to 60% in the domestic market, and by 90 to 95% in the international market;
•	On March 24, the Company temporarily suspended a substantial portion of the flights, halting all international routes and readjusting its domestic network from 800 flights per day to 50 daily essential flights;
•	In the first half of 2020, GOL reduced its fleet by nine Boeing 737-800 leased aircraft, and plans to return an additional seven aircraft in 2H20. The Company can reduce its fleet by another 30 aircraft in 2021-2022, and has favorable contractual conditions for the return of a higher number if demand shows a slower recovery than anticipated;
•	An agreement with Boeing was finalized at the end of 1Q20, enabling the Company to terminate 34 orders which would be delivered between 2020 and 2023, reducing the remaining firm orders for 737 MAX aircraft from 129 to 95 and thus increasing GOL’s competitive advantage in adapting its fleet planning to future supply needs by recalibrating the relationship with the main lessors, which have supported the Company at this time;
•	June recorded a 60% growth in the search for airline tickets. As a result of this greater interest, the Company recorded an increase in ticket sales, in all its channels, of 108% when compared to May. With the addition of flights during the month, the revenue from passengers transported increased 150% over May; and
•	The matching of capacity to demand has been a key advantage of the Company’s fleet management versus its competitors. With improving visibility into the recovery, GOL’s current capacity planning scenario assumes +300% in 3Q20 over 2Q20 and +120% in 4Q20 over 3Q20, and it has significant flexibility to respond to prevailing market trends.

Balance Sheet, Cash and Liquidity

Operating indicators: The following metrics demonstrate the Company's focus on maintaining liquidity and its high standards for responsible capacity management in relation to the levels of Customer demands, combined with efficient pricing management. This immediate action plan on the management of operations has enabled the GOL to achieve:

(i) Average yield per passenger of 31.48 cents (R$), stable compared to 2Q19;

(ii) Average load factor of 78.1%, a reduction of 3.9 p.p. GOL was the only airline to achieve this level of occupancy. And such capacity management discipline in is a major differential for the Company to achieve a positive contribution in the existing flights; and

(iii) On-time departures of 96.1%, an increase of 3.1 p.p., according to Infraero and data provided by the main airports.

Costs: The Cost per Available Seat Kilometer (CASK) was 79.16 cents (R$), a variation of 228% compared to the same period last year. In the quarter, the costs incurred related strictly to the flights operated (adjusted CASK), corresponded to 34.09 cents (R$).

Margins: Adjusted EBIT was R$20.4 million, corresponding to a margin of 5.7%, which demonstrates the Company’s ability to maintain the balance between revenues and expenses within the current operating levels.

Liquidity: GOL carried out a balanced management of working capital, matching inflows and outflows, in order to maintain a cash level at relatively constant levels since the beginning of this crisis. It adjusted fixed cost outflows, such as personnel expenses and aircraft leases, to the new level of sales. The Company negotiated with its lessors to defer payments and change contracts to PBH (power-by-the-hour), reducing payments from current values and incorporating a variable component. With support from the Company’s banks, working capital debt and short-term capex financing maturities were rescheduled. Such initiatives achieved a liquidity maintenance at a level of R$3.3 billion, with R$2.8 billion in cash.

•	In 2Q20, GOL paid principal and interest on debts and leases totaling R$351 million. The net debt ratio (excluding the Exchangeable Notes and perpetual bonds) to EBITDA LTM was 4.5x on June 30, 2020, representing the lowest leverage among its peers.
•	For the third quarter of 2020, assuming revenues from the above-mentioned current capacity planning scenario, no ATL refunds, the results of agreements with Employees, lessors and suppliers, and that financial expenses are paid in full, the Company estimates a net cash burn of R$6 million/day. Including the full payment of debts not related to aircraft (including the Term Loan), the Company estimates a net cash burn of R$12 million/day for 3Q20. The continued support from GOL’s stakeholders is critical to ensuring the Company maintains the sufficient required months of cash-on-hand to see the Company through this crisis.
4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Management’s Comments on the Results

The 2Q20 was an unprecedented quarter for airline companies around the world. In Brazil, the social and economic impact on domestic demand required a rapid response from GOL to adapt to the new scenario. It is in situations such as this, marked by high macroeconomic volatility, that the airline’s leadership as a low-cost carrier stands out and presents superior results compared to its competitors. In addition, the GOL Team has differentiated itself by leading with care, clarity and confidence, resulting in successful management throughout the crisis and placing the Company in a solid position in resuming its operations. GOL remains committed to transparent communication with its investors and other stakeholders.

Team of Eagles: “Once again, we would like to thank our 16,000 Employees for their support. The extremely hard measures to reduce personnel costs were approved by more than 90% of our Team. We are deeply honored that our Employees have shown their solidarity with the Company to see GOL through this extraordinary period,” emphasized Kakinoff.

Customer experience and personal Safety: “We have pioneered hygiene and safety initiatives in Brazil to reduce contamination levels among our crew and airport agents to less than 0.6%. These efforts were recognized by our Customers: our NPS reached 38 and we closed June ranked first in the Satisfaction, Solution and Response Time indices of the Consumidor.gov platform,” added Kakinoff.

Sales: GOL’s decisions are strongly guided by the continuous growth of its sales. “We are seeing a return in Customer demand, which is promising. During the quarter, our sales grew by an average of 18% each week, and in response to that growth we are increasing our July network to be able to offer more travel options to our Customers," said Eduardo Bernardes, GOL's Vice President of Sales and Marketing. According to ABRACORP, the Company also remains the leader in air transport for the corporate segment, reaching a market share of 50% at the end of 2Q20. Additionally, GOL aims to increase revenue sources by expanding its business units, such as cargo transport with Gollog and aircraft maintenance through GOL Aerotech.

“Since demand bottomed in mid-April at less than 5% of our normal traffic, we’ve seen a consistent and welcome uptick in passenger volume. We are committed to gradually resuming our capacity to meet that demand and serve our Customers. We will continue to be the Company recognized for having the most adaptable and flexible business model, prioritizing the Safety of Customers and Employees, with the best Team and the lowest costs in Brazilian aviation”, added Bernardes.

Capacity: The Company’s single fleet type model combined with its dominant position in the main Brazilian commercial airports and its irreplaceable network, with its main hubs of GIG, SDU, BSB and FOR, will be the main driver of demand recovery. This brings a competitive advantage in the face of changes in demand and leaves GOL very well positioned to grow with the resumption of the domestic market. The Company’s fleet is currently 100% formed of operational leases, which provides GOL with the flexibility to work with its lessor partners on mutually beneficial modifications to the underlying lease terms in these unprecedented times. In the second quarter, the intelligent and cautious capacity management enabled the achievement of 78% load factor.

“We remain focused on the sustainable growth of our capacity as demand returns. The GOL network is primarily designed for the domestic market in Brazil, which will be a competitive advantage for the resumption of operations, as we expect demand in the domestic corporate and tourist markets to recover at a much faster pace than that in the international markets. We will operate a high capillary network that already has 52 domestic destinations in August, 4 less than we flew in 2019,” said Celso Ferrer, GOL’s Vice President of Operations.

Cost reduction and strengthening of cash positions: GOL acted in a timely and assertive manner to reformulate its network, thereby reducing non-essential costs and maintaining a positive financial contribution to the operating fleet. The Company has been working diligently for the past four years to balance assets and liabilities through careful management of payments to aircraft lessors, banks and suppliers.

“We have the most solid balance sheet among the South American airlines and, together will all the initiatives being implemented, this will enable us to persist through these challenging conditions with sustainable growth. We work hard to manage our resources as efficiently as possible,” said Richard Lark, GOL’s CFO.

Considerations for 3Q20

GOL's planned capacity for 3Q20 represents a 300% growth over 2Q20. The Company expects to end September with 74 operating aircraft in its fleet, representing 60% of the operating fleet in the same period last year, and expects a load factor of approximately 79% for the quarter. GOL expects to end 3Q20 with R$2.9 billion in liquidity and R$13.8 billion in adjusted net debt. Several important initiatives will be critical to ensure that GOL maintains liquidity at expected levels at the end of 3Q20.

The Company is providing an outlook for 3Q20 on page 13 of this document.

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Operating and Financial Indicators

Traffic Data – GOL (in Millions)	2Q20	2Q19	% Var.	6M20	6M19	% Var.
RPK GOL – Total	773	9,317	-91.7%	10,721	19,941	-46.2%
RPK GOL –Domestic	771	8,075	-90.5%	9,431	17,165	-45.1%
RPK GOL – International	2	1,242	-99.8%	1,290	2,776	-53.5%
ASK GOL – Total	990	11,365	-91.3%	13,452	24,403	-44.9%
ASK GOL – Domestic	986	9,747	-89.9%	11,668	20,768	-43.8%
ASK GOL – International	4	1,618	-99.8%	1,784	3,635	-50.9%
GOL Load Factor – Total	78.1%	82.0%	-3.9 p.p.	79.7%	81.7%	-2.0 p.p.
GOL Load Factor – Domestic	78.2%	82.8%	-4.6 p.p.	80.8%	82.7%	-1.9 p.p.
GOL Load Factor – International	56.2%	76.8%	-20.6 p.p.	72.3%	76.4%	-4.1 p.p.
Operating Data	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Revenue Passengers - Pax on Board ('000)	627	8,187	-92.3%	8,973	17,136	-47.6%
Aircraft Utilization (Block Hours/Day)	6.5	11.7	-44.4%	11.4	12.3	-7.3%
Departures	5,146	58,799	-91.2%	68,102	122,570	-44.4%
Total Seats (‘000)	821	10,230	-92.0%	11,655	21,380	-45.5%
Average Stage Length (km)	1,177	1,101	6.9%	1,139	1,130	0.8%
Fuel Consumption (mm liters)	30	333	-91.0%	393	707	-44.4%
Full-time Employees (at Period End)	15,981	15,328	4.3%	15,981	15,328	4.3%
Average Operating Fleet(6)	17	108	-84.3%	65	109	-40.4%
On-time Departures	96.1%	93.0%	3.1 p.p.	96.9%	89.9%	7.0 p.p.
Flight Completion	94.2%	98.4%	-4.2 p.p.	97.3%	98.3%	-1.0 p.p.
Passenger Complaints (per 1,000 pax)	5.99	1.89	216.9%	4.53	2.08	117.8%
Lost Baggage (per 1,000 pax)	2.07	1.26	64.3%	2.21	1.37	61.3%
Financial Data	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net YIELD (R$ cents)	31.48	31.76	-0.9%	29.71	30.05	-1.1%
Net PRASK (R$ cents)	24.58	26.03	-5.6%	23.67	24.56	-3.6%
Net RASK (R$ cents)	36.15	27.63	30.8%	26.06	26.03	0.1%
CASK (R$ cents)(4)	79.16	24.12	228.2%	22.25	22.15	0.5%
CASK Ex-Fuel (R$ cents)(4)	65.44	15.53	321.4%	13.80	14.07	-1.9%
Adjusted CASK(6)	34.09	24.12	41.3%	18.93	22.15	-14.5%
Adjusted CASK(6) Ex-Fuel (R$ cents)(4)	28.11	15.53	81.0%	11.05	14.07	-21.5%
Breakeven Load Factor(4)	NM	71.6%	NM	68.0%	69.6%	-1.6 p.p.
Average Exchange Rate(1)	5.3854	3.9221	37.3%	4.9218	3.8459	28.0%
End of Period Exchange Rate(1)	5.4760	3.8322	42.9%	5.4760	3.8322	42.9%
WTI (Average per Barrel. US$)(2)	28.00	59.91	-53.3%	36.82	57.45	-35.9%
Price per Liter Fuel (R$)(3)	2.19	2.98	-26.5%	2.74	2.84	-3.5%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.21	0.51	-58.8%	0.29	0.50	-42.0%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels (2Q20).

Domestic market

GOL’s domestic demand was 771 million RPK, a decrease by 90.5%, while ASK supply reduced 89.9% in comparison to 2Q19, and the load factor reached 78.2% in the quarter. GOL transported 0.6 million Clients during the quarter, a decrease of 91.8% compared with the same quarter in 2019. The Company remains the leader in transporting passengers in Brazil.

International market

In 2Q20, GOL provided repatriation and humanitarian aid flights in the face of the global pandemic. As most country borders were closed, the Company did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of GOL’s departures was 5,146, a decrease of 91.2% over 2Q19. The total number of seats available to the market was 821,000 in the second quarter of 2020, a decrease of 92.0% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK decreased by 5.6% in the quarter when compared to 2Q19, reaching 24.58 cents (R$), due to the decline of the levels of net passenger revenue and the ASK reduction of 91.3% in the quarter. GOL’s net RASK was 36.15 cents (R$) in 2Q20, an increase of 30.8% over 2Q19. Net yield remained stable over 2Q19, reaching 31.48 cents (R$).

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Income Statement

Income Statement in IFRS (R$ MM)	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net Operating Revenues	357.8	3,140.6	-88.6%	3,505.5	6,351.4	-44.8%
Passenger	243.3	2,958.6	-91.8%	3,184.6	5,992.2	-46.9%
Cargo and Other	114.5	182.0	-37.1%	320.9	359.2	-10.7%
Operating Costs and Expenses	(1,255.4)	(2,821.7)	-55.5%	(3,377.7)	(5,526.4)	-38.9%
Salaries, Wages and Benefits	(153.2)	(519.8)	-70.5%	(748.5)	(1,093.6)	-31.6%
Salaries, Wages and Benefits - Operations	(56.9)	(405.0)	-86.0%	(510.2)	(868.7)	-41.3%
Salaries, Wages and Benefits – Other	(96.3)	(114.8)	-16.1%	(238.3)	(224.9)	6.0%
Aircraft Fuel	(135.8)	(976.2)	-86.1%	(1,136.9)	(1,971.4)	-42.3%
Taxes on Aircraft Fuel	(6.2)	(147.4)	-95.8%	(105.2)	(300.5)	-65.0%
Aircraft Fuel (Ex-Taxes)	(129.6)	(828.9)	-84.4%	(1,031.7)	(1,671.0)	-38.3%
Landing Fees	(20.3)	(184.6)	-89.0%	(222.1)	(381.1)	-41.7%
Passenger Costs	(27.2)	(133.2)	-79.6%	(203.2)	(285.3)	-28.8%
Services Provided	(140.8)	(174.2)	-19.2%	(314.7)	(323.7)	-2.8%
Sales and Marketing	(43.0)	(182.9)	-76.5%	(161.0)	(315.9)	-49.0%
Maintenance Materials and Repairs	(73.7)	(276.5)	-73.3%	(218.1)	(320.8)	-32.0%
Depreciation and Amortization	(143.2)	(415.2)	-65.5%	(645.2)	(820.8)	-21.4%
Other	(518.2)	40.8	NM	272.0	(13.8)	NM
Idle Expenses – Depreciation	(347.4)	-	NM	(347.4)	-	NM
Idle Expenses – Salaries	(87.9)	-	NM	(87.9)	-	NM
Other Income (Expenses)	(82.9)	40.8	NM	707.3	(13.8)	NM
Equity Income	-	-	-	-	0.1	NM
Operating Result (EBIT)	(897.6)	318.9	NM	127.8	825.1	-84.5%
Operating Margin	-250.9%	10.2%	NM	3.6%	13.0%	-9.4 p.p.
Financial Results	(1,096.4)	(418.1)	162.2%	(4,340.1)	(819.2)	NM
Interest on Loans	(323.6)	(280.3)	15.4%	(630.9)	(578.0)	9.2%
Gains (Losses) From Financial Investments	29.1	26.8	8.6%	91.3	49.1	85.9%
Exchange and Monetary Variations(1)	(473.8)	170.0	NM	(3,009.6)	79.3	NM
Derivatives Results, Net	(4.8)	2.1	NM	(359.3)	(6.9)	NM
Exchangeable and Capped Calls Results	(279.4)	(282.0)	-0.9%	(297.9)	(285.2)	4.5%
Other Revenues (Expenses), Net	(43.9)	(54.7)	-19.7%	(133.7)	(77.5)	72.5%
Income (Loss) Before Income Taxes	(1,994.0)	(99.2)	NM	(4,212.3)	5.9	NM
Pre-tax Margin	-557.3%	-3.2%	NM	-120.2%	0.1%	120.3 p.p.
Income Tax	(3.1)	(21.6)	-85.6%	(46.5)	(91.5)	-49.2%
Current Income Tax	(11.6)	(35.6)	-67.4%	(35.9)	(75.6)	-52.5%
Deferred Income Tax	8.5	14.0	-39.3%	(10.6)	(15.9)	-33.3%
Net Income (Loss) before Minority Interest	(1,997.1)	(120.8)	NM	(4,258.8)	(85.6)	NM
Minority Interest	(0.2)	73.8	-100.3%	26.4	141.3	-81.3%
Net Income (Loss) after Minority Interest	(1,996.9)	(194.6)	NM	(4,285.2)	(226.9)	NM
Net Margin	-558.1%	-6.2%	-551.9 p.p.	-122.2%	-3.6%	-118.6 p.p.
Earnings Per Share (EPS) in R$	(5.61)	(0.56)	NM	(12.05)	(0.65)	NM
Weighted Average Shares Outstanding MM(5)	355.7	350.1	1.6%	355.7	350.1	1.6%
Earnings Per ADS Equivalent in US$	(2.08)	(0.28)	NM	(4.90)	(0.34)	NM
Weighted Average ADSs Outstanding MM(5)	177.8	175.1	1.5%	177.8	175.1	1.5%
Earnings Per Diluted Share (EPS) in R$(7)	-	-	NM	-	0.25	NM
Weighted Average Diluted Shares Outstanding MM(6)	392.3	391.0	0.3%	392.3	391.0	0.3%
Earnings Per Diluted ADS Equivalent in US$(7)	-	-	NM	-	0.13	NM
Weighted Average Diluted ADSs Outstanding MM(6)	196.2	195.5	0.4%	196.2	195.5	0.4%

Recurring (R$ MM)	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net Income (Loss) Before Minority	(1,997.1)	(120.8)	NM	(4,258.8)	(85.6)	NM
Financial Results	1,096.4	418.1	NM	4,340.1	819.2	NM
Income Tax	3.1	21.6	-85.6%	46.5	91.5	-49.2%
Depreciation and Amortization	143.2	415.2	-65.5%	645.2	820.8	-21.4%
(Expenses) Revenues, Non-Recurring, Net	471.9	80.5	NM	384.4	120.6	218.7%
EBITDA(3)	(282.5)	814.6	NM	1,157.4	1,766.5	-34.5%
EBITDA Margin(3)	-79.0%	25.9%	-104.9 p.p.	33.0%	27.8%	5.2 p.p.
Adjusted EBITDA(3)	99.2	814.6	-87.8%	1,539.5	1,766.5	-12.9%
Adjusted EBITDA Margin(3)	27.7%	25.9%	1.8 p.p.	43.9%	27.8%	16.1 p.p.
EBIT(3)	(425.7)	399.4	NM	512.2	945.7	-45.8%
EBIT Margin(3)	-119.0%	12.7%	-131.7 p.p.	14.6%	14.9%	-0.3 p.p.
Adjusted EBIT(3)	20.4	399.4	-94.9%	958.8	945.7	1.4%
Adjusted EBIT Margin(3)	5.7%	12.7%	-7.0 p.p.	27.4%	14.9%	12.5 p.p.
Pre-tax Income(2) (3) (4)	(768.9)	93.3	NM	(520.5)	332.4	NM
Pre-tax Margin(2) (3) (4)	-214.9%	3.0%	NM	-14.8%	5.2%	NM
Net Income (Loss) After Minority(2)(3)(4)	(771.8)	(2.1)	NM	(593.3)	99.6	NM
Net Margin After Minority (2) (3) (4)	-215.7%	-0.1%	-215.6 p.p.	-16.9%	1.6%	18.5p.p.
Earnings Per Diluted Share (EPS) in R$(2)(3)(4)(6)(7)	-	-	NM	-	0.25	NM
Earnings Per Diluted ADS Equivalent in US$(2)(3) (4)(6)(7)	-	-	NM	-	0.13	NM

(1) The difference with the amount disclosed in the statements of operations in the financial information for the period ended June 30, 2020 is the Exchangeable and Capped Calls results. (2) Excluding unrealized ESN / Capped Calls mark-to-market gains and losses and exchange rate gains and losses on debt. (3) Excluding non-recurring net expenses (revenues). (4) Excluding exchange and monetary variations, net. (5) Excluding effects of stock options and warrants related to the Exchangeable. (6) Including effects of stock options and warrants related to the Exchangeable. (7) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS). (8) Considers expenses strictly related to current operating levels (2Q20).

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Net revenue

Net revenue within the quarter, at monthly levels, increased by 57.3%. Quarterly net revenue totaled R$357.8 million, representing a decrease of 88.6% when compared to 2Q19, mainly due to the reduction in demand following the adoption of the social distancing by Clients and the closing of borders, making international flights impossible. Despite the significant decrease in the number of flights, cargo transportation revenues had a lower level of decrease, corresponding to 50.7%. Loyalty program revenues decreased 79.6% compared to 2Q19.

Operating expenses

Adjusted CASK was 34.09 cents (R$), an increase of 41.3% compared to recurring CASK in 2Q19, even though the Company has consistently taken steps to reduce costs. Given the conditions of current operations, it has not been possible to establish levels of aircraft use at pre-crisis levels. The reduction in aircraft use compared to 2Q19 was 44.4%, leading to an increase in CASK.

The breakdown of costs and the Company's operating expenses is shown below, where the adjusted metrics exclude expenses related to 87% of the operating fleet that GOL grounded this quarter:

Operating Costs and Expenses (R$ MM)	2Q20	2Q20 Adjusted	2Q19	% Var. Adjusted	6M20	6M20 Adjusted	6M19	% Var. Adjusted
Salaries, Wages and Benefits	(153.2)	(64.3)	(519.8)	-87.6%	(748.5)	(659.6)	(1,093.6)	-39.7%
Salaries, Wages and Benefits - Operations	(56.9)	(56.9)	(405.0)	-86.0%	(510.2)	(510.2)	(868.7)	-41.3%
Salaries, Wages and Benefits – Other	(96.3)	(7.4)	(114.8)	-93.6%	(238.3)	(149.4)	(224.9)	-33.6%
Aircraft Fuel	(135.8)	(59.2)	(976.2)	-93.9%	(1,136.9)	(1,060.4)	(1,971.4)	-46.2%
Taxes on Aircraft Fuel	(6.2)	(6.2)	(147.4)	-95.8%	(105.2)	(105.2)	(300.5)	-65.0%
Aircraft Fuel (Ex-Taxes)	(129.6)	(53.0)	(828.9)	-93.6%	(1,031.7)	(955.2)	(1,671.0)	-42.8%
Landing Fees	(20.3)	(20.3)	(184.6)	-89.0%	(222.1)	(222.1)	(381.1)	-41.7%
Passenger Costs	(27.2)	(22.6)	(133.2)	-83.0%	(203.2)	(198.7)	(285.3)	-30.4%
Services Provided	(140.8)	(28.9)	(174.2)	-83.4%	(314.7)	(202.8)	(323.7)	-37.3%
Sales and Marketing	(43.0)	(4.8)	(182.9)	-97.4%	(161.0)	(122.8)	(315.9)	-61.1%
Maintenance Materials and Repairs	(73.7)	(36.9)	(276.5)	-86.7%	(218.1)	(132.0)	(320.8)	-58.9%
Depreciation and Amortization	(143.2)	(78.8)	(415.2)	-81.0%	(645.2)	(580.7)	(820.8)	-29.3%
Other	(518.2)	(21.6)	40.8	NM	272.0	632.1	(13.8)	NM
Idle Expenses – Depreciation	(347.4)	-	-	NM	(347.4)	-	-	NM
Idle Expenses – Salaries	(87.9)	-	-	NM	(87.9)	-	-	NM
Other Income (Expenses)	(82.9)	(21.6)	40.8	-152.9%	707.3	632.1	(13.8)	NM
Total Operating Expenses	(1,255.4)	(337.4)	(2,821.7)	-88.04%	(3,377.7)	(2,547.0)	(5,526.4)	-53.91%
Operating Expenses Ex-Fuel	(1,119.6)	(278.2)	(1,845.5)	-84.93%	(2,240.8)	(1,486.6)	(3,555.0)	-58.18%
Non-Recurring Expenses	(471.9)	-	(80.5)	NM	(384.4)	-	(120.6)	NM
Operating Costs and Expenses per ASK (R$ cents)	2Q20	2Q20 Adjusted	2Q19	% Var. Adjusted	6M20	6M20 Adjusted	6M19	% Var. Adjusted
Salaries, Wages and Benefits	(15.48)	(6.49)	(4.57)	42.0%	(5.56)	(4.90)	(4.48)	9.4%
Salaries, Wages and Benefits - Operations	(5.75)	(5.75)	(3.56)	61.5%	(3.79)	(3.79)	(3.56)	6.5%
Salaries, Wages and Benefits – Other	(9.73)	(0.74)	(1.01)	-26.7%	(1.77)	(1.11)	(0.92)	20.7%
Aircraft Fuel	(13.72)	(5.98)	(8.59)	-30.4%	(8.45)	(7.88)	(8.08)	-2.5%
Taxes on Aircraft Fuel	(0.63)	(0.63)	(1.30)	-51.5%	(0.78)	(0.78)	(1.23)	-36.6%
Aircraft Fuel (Ex-Taxes)	(13.09)	(5.35)	(7.29)	-26.6%	(7.67)	(7.10)	(6.85)	3.6%
Landing Fees	(2.05)	(2.05)	(1.62)	26.5%	(1.65)	(1.65)	(1.56)	5.8%
Passenger Costs	(2.75)	(2.28)	(1.17)	94.9%	(1.51)	(1.48)	(1.17)	26.5%
Services Provided	(14.22)	(2.92)	(1.53)	90.8%	(2.34)	(1.51)	(1.33)	13.5%
Sales and Marketing	(4.34)	(0.48)	(1.61)	-70.2%	(1.20)	(0.91)	(1.29)	-29.5%
Maintenance Materials and Repairs	(7.45)	(3.73)	(2.43)	53.5%	(1.63)	(0.98)	(1.31)	-25.2%
Depreciation and Amortization	(14.46)	(7.96)	(3.65)	118.1%	(4.80)	(4.32)	(3.36)	28.6%
Other	(52.34)	(2.20)	0.36	NM	2.03	4.70	(0.06)	NM
Idle Expenses – Depreciation	(35.09)	-	-	NM	(2.58)	-	-	NM
Idle Expenses – Salaries	(8.88)	-	-	NM	(0.65)	-	-	NM
Other Income (Expenses)	(8.37)	(2.20)	0.36	NM	5.26	4.70	(0.06)	NM
CASK	(126.81)	(2)(34.09)	(24.83)	37.3%	(25.11)	(2)(18.93)	(22.65)	-16.4%
CASK(1)	(79.14)	-	(24.12)	NM	(22.25)	-	(22.15)	NM
CASK Ex-Fuel(1)	(65.42)	-	(15.53)	NM	(13.80)	-	(14.07)	NM
Adjusted CASK(2)	-	(2)(34.09)	(24.12)	41.3%	-	(2)(18.93)	(22.15)	-14.5%
Adjusted CASK Ex-Fuel(2)	-	(2)(28.11)	(15.53)	81.3%	-	(2)(11.05)	(14.07)	-21,5%

(1) Excluding non-recurring results, net. (2) Considers expenses strictly related to current operating levels (2Q20).

Salaries, wages and benefits per ASK: growth of 42.0%, mainly due to the reduction in ASKs, partially offset by the reduction of these expenses through the Company's adherence to Law 14,020/20, which made it possible to reduce wages in the same proportion to the workday, as well as the temporary suspension of Employees' contracts.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Aircraft fuel per ASK: decrease of 30.4% in relation to 2Q19 (excluding R$78.4 million of negative results from derivative operations in 2Q20), mainly due to the 26.5% decrease in QAV price per liter, partially offset by the reduction in ASKs.

Landing fees per ASK: increase of 26.5%, mainly due to the decrease of ASKs, along with the average readjustment in landing and navigation fees in the domestic market of 10%, and higher costs with stay fees.

Expenses with passengers by ASK: increased 94.9%, mainly due to the reduction in ASKs and costs incurred with agreements with partner airlines that were not in force in 2Q19.

Services provided by ASK: increased by 90.8% compared to 2Q19, mainly due to the lower production of ASKs, and the fixed cost of the operation support system and 37.3% depreciation of the real against the U.S. dollar.

Sales and marketing per ASK: decrease of 70.2% along with the Company’s costs reductions initiatives, maintaining only services considered essential for the operation, partially offset by the decrease in ASKs amounts.

Maintenance materials and repairs per ASK: increase to 3.73 cents (R$) in 2Q20, compare to 2.43 cents (R$) in 2Q19, mainly due to the decrease in ASKs and the 37.3% devaluation of the real against U.S. dollar.

Depreciation and amortization per ASK: depreciation and amortization expenses increased 118.1% mainly due to the decrease in ASKs.

Other income (expenses), net per ASK: increased to 2.20 cents (R$) in 2Q20, compared to 0.36 cents (R$) of revenues in 2Q19 mainly due to the reduction in ASKs duringthe period and the record of idle expenses of aircraft equipment and personnel in this line.

Operating results

The operating income (adjusted EBIT) for the quarter was R$20.4 million. Operating margin was 5.7%. On an available seat-kilometer basis, adjusted EBIT was 2.06 cents (R$).

Adjusted EBITDA totaled R$99.2 million in the period. Adjusted EBITDA per available seat-kilometer was 10.02 cents (R$).

EBIT and EBITDA reconciliation (R$ MM)*	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net Income (Loss) before NCI(1)	(1,525.2)	(40.3)	NM	(3,874.4)	35.0	NM
(-) Income Taxes	3.1	21.6	-85.6%	46.5	91.5	-49.2%
(-) Net Financial Result	1,096.4	418.1	162.2%	4,340.1	819.2	NM
EBIT(1)	(425.7)	399.4	NM	512.2	945.7	-45.8%
EBIT Margin(1)	-119.0%	12.7%	-131.7 p.p.	14.6%	14.9%	-0.3 p.p.
(-) Depreciation and Amortization	143.2	415.2	-65.5%	645.2	820.8	-21.4%
EBITDA(1)	(282.5)	814.6	NM	1,157.4	1.766.5	-34.5%
EBITDA Margin(1)	-79.0%	25.9%	-104.9 p.p.	33.0%	27.8%	5.2 p.p.
Adjusted EBIT(2)	20.4	399.4	-94.9%	958.8	945.7	1.4%
Adjusted EBIT Margin(2)	5.7%	12.7%	-7.0 p.p.	27.4%	14.9%	12.5 p.p.
Adjusted EBITDA(2)	99.2	814.6	-87.8%	1,539.5	1,766.5	-12.9%
Adjusted EBITDA Margin(2)	27.7%	25.9%	1.8 p.p.	43.9%	27.8%	16.1 p.p.
EBITDA Calculation (R$ cents/ASK)	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net Revenues	36.15	27.63	30.8%	26.06	26.03	0.1%
Operating Expenses(1)	(79.16)	(24.12)	228.2%	(22.25)	(22.15)	0.5%
EBIT(1)	(43.00)	3.51	NM	3.81	3.88	-1.8%
Depreciation and Amortization	(14.46)	(3.65)	296.2%	(4.80)	(3.36)	42.9%
EBITDA(1)	(28.54)	7.16	NM	8.61	7.24	18.9%
Adjusted EBIT(2)	2.06	-	NM	7.13	-	NM
Adjusted EBITDA(2)	10.02	-	NM	11.44	-	NM

(1) Excluding non-recurring expenses. * In accordance with CVM Instruction n.527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values may differ from the financial statements due to rounding. (2) Considers expenses strictly related to current operating levels (2Q20).

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Financial Results

The net financial expense was R$1.1 billion, an increase of R$678.3 million compared to 2Q19, mainly due to the exchange variation in the period, which resulted in losses of R$643.8 million higher than 2Q19. These losses are accounted for in the cash-on-hand calculations in the Cash and Liquidity section of the Balance Sheet. Net results with derivatives were R$6.9 million lower than in 2Q19, and interest expenses on loans, financing and leases were higher by R$43.3 million in the quarterly comparison.

Interest on loans: increased 15.4%, from R$280.3 million to R$323.6 million mainly due to an average total debt of approximately R$5.3 billion higher than the previous period and the BRL exchange rate devaluation of 42.9%, partially offset by a reduction in the average interest rate from 6.4% to 5.5%. This increase in interest does not affect liquidity or ability to pay interest on loans over the coming months.

Gains from financial investments: increased R$2.3 million, mainly due to higher investments, partially offset by a lower CDI rate.

Net exchange and monetary variation: totaled losses of R$473.8 million in 2Q20, an increase of R$643.8 million compared to 2Q19, mainly driven by the appreciation of U.S. Dollar vs. the Brazilian Real of 5.3% in the current quarter, from R$5.20/USD as of March 31, 2019 to R$5.48/USD as of June 30, 2020.

Net result of derivatives: registered R$4.8 million losses in 2Q20, in comparison to R$2.1 million gains in 2Q19.

ESN and capped calls results: registered expenses of R$279.4 million, comprised of R$166.2 million of unrealized losses on the mark-to-market of the convertible portion, R$45.9 million of interest expenses, exchange rate variation losses of R$96.2 million, offset by R$28.9 million of unrealized gains on the mark-to-market on the exchange features and capped calls.

Other net financial expenses: totaled R$43.9 million expenses in 2Q20, in comparison to R$54.7 million of expenses in 2Q19.

Hedge results

The Company uses hedge accounting for some of its derivative instruments. In 2Q20, GOL registered total losses of R$81.8 million from hedge operations, of which R$77.0 million were losses recorded in operating income and R$4.8 million were losses recorded in financial income. The Company has all the required amounts for initial margins and mark-to-market (m-t-m) on its derivative operations deposited with its counterparties under the restricted cash caption, and has not converted any amount into debt. Upon settlement of these operations based on their maturity date, such amounts deposited as an initial margin are released and converted from restricted cash into available cash.

Fuel: fuel hedge operations made through derivative contracts resulted in a loss in operating results of R$77.0 million and a loss in financial results of R$4.1 million.

Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$0.7 million in the financial results in 2Q20.

Exchange rate: the Company did not recognize exchange rate hedge results in 2Q20.

Income taxes

Income taxes in the quarter represented an expense of R$3.1 million, compared to an income tax expense of R$21.6 million in 2Q19. The subsidiary GLA has net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution, their use is limited to 30% of the annual taxable income, without limitation period, in the amount of R$7,421.6 million, and such amount is not recorded in the Company's balance sheet.

Loyalty Program - Smiles Fidelidade S.A.

Revenue in 2Q20 was reduced in 79.6% to R$56.6 million. The operating result in 2Q20 decreased 188.3 million to R$13.6 million negative, mainly due to the reduction in the volume of miles exchanged by participants in the Loyalty Program due to the COVID-19 pandemic, resulting in operating margin of -24.0%. The net loss in 2Q20 was R$0.4 million, a decrease of R$156.1 million compared to 2Q19.

Financial Information (R$ MM)	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net Revenues	56.6	278.0	-79.6%	227.9	518.5	-56.0%
Operating Income	(13.6)	174.7	NM	64.9	340.4	-80.9%
Operating Margin	-24.0%	62.9%	NM	28.5%	65.6%	-37.1 p.p.
Net Income	(0.4)	155.7	NM	55.9	297.6	-81.2%
Net Margin	-0.7%	56.0%	NM	24.5%	57.4%	-32.9 p.p.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Net Income and Earnings per Share

In 2Q20, the Company reported net loss after minority interest of R$771.8 million (excluding exchange and monetary variations of R$473.8 million losses, non-recurring net losses of R$471.9 million and a losses of R$279.4 million related to Exchangeable Notes and capped calls unrealized results), compared to net loss of R$2.1 million (excluding non-recurring losses of R$80.5 million, exchange and monetary variations income of R$170.0 million and losses of R$282.0 million related to Exchangeable Notes and capped calls unrealized results) during 2Q19, an increase of R$769.7 million.

Net Result (R$ MM)	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net Income (Loss) for the Period	(1,996.9)	(194.6)	NM	(4,285.2)	(226.9)	NM
(-) ESN And Capped Calls Unrealized Results	279.4	282.0	-0.9%	297.9	285.2	4.5%
(-) Exchange Variations, Net(1)	473.8	(170.0)	NM	3,009.6	(79.3)	NM
(-) Non-Recurring Expenses and Revenues, net	471.9	80.5	NM	384.4	120.6	218.7%
Net Income (Loss)(4)	(771.8)	(2.1)	NM	(593.3)	99.6	NM
EPS And EPADS	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Weighted Average Shares Outstanding(2)	355.7	350.1	1.6%	355.7	350.1	1.6%
Weighted Average Shares ADS Outstanding(3)	177.8	175.1	1.5%	177.8	175.1	1.5%
Net Income (Loss) Per Share in R$	(5.61)	(0.56)	NM	(12.05)	(0.65)	NM
Net Income (Loss) Per ADS in US$	(2.08)	(0.28)	NM	(4.90)	(0.34)	NM
Earnings (Loss) Per Share in R$(4)	(2.17)	(0.01)	NM	(1.67)	0.28	NM
Earnings (Loss) Per ADS in US$(4)	(0.81)	(0.00)	NM	(0.62)	0.15	NM

Earnings Per Diluted Share and Diluted ADS	2Q20(5)	2Q19(5)	% Var.	6M20(5)	6M19	% Var.
Weighted Average Shares Outstanding(2)	392.3	391.0	0.3%	392.3	391.0	0.3%
Weighted Average Shares ADS Outstanding(3)	196.2	195.5	0.3%	196.2	195.5	0.3%
Earnings (Loss) Per Diluted Share in R$(4)	-	-	NM	-	0.25	NM
Earnings (Loss) Per Diluted ADS in US$(4)	-	-	NM	-	0.13	NM

(1) The difference between the amount presented and the amount disclosed in the financial information for the period ended in June 30, 2020 is allocated to the ESN and capped calls results. (2) Considers the ratio of 35 common shares per preferred share. Total number of diluted shares considered in calculation was 392.3 million in 2Q20, including the dilution from ESNs conversion into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes results of (i) exchange variation, net; (ii) Exchangeable and capped calls; and (iii) non-recurring expenses. (5) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS).

Cash Flow

As of June 30, 2020, total liquidity (cash and cash equivalents, cash investments, restricted cash, accounts receivable and securities and receivables) totaled R$3.3 billion, R$925.6 million lower compared to March 31, 2020 and R$359.4 million lower than June 30, 2019.

Operating activities consumed R$915.9 million in 2Q20, compared to an operating cash flow of R$872.7 million in 2Q19, the difference is due to the reduction in the volume of operations of the Company, compromising operating cash generation.

Investment activities consumed R$94.4 million net in the quarter, as mentioned, the Company adopted measures to reduce investment expenses by limiting them to those strictly necessary to maintain operations.

Financing activities in 2Q20 generated R$84.7 million, mainly due to new loans, partially offset by loans, financing and leases payments.

Consolidated Cash Flow Summary (R$ MM)	2Q20	2Q19	% Var.	1T20	% Var.
Net Income (Loss) For The Period	(1,997.1)	(120.8)	NM	(2,261.6)	-11.7%
Adjustment of Non-Cash Items	1,973.1	879.9	124.2%	3,902.8	-49.4%
Net Income After Adjusting Non-Cash Items	(24.0)	759.1	NM	1,641.2	NM
Net Cash Provided to (Used In) Operating Activities	(915.9)	872.7	NM	1,122.0	NM
Net Cash Provided to (Used In) Investment Activities	(94.4)	(266.7)	-64.6%	(307.9)	-69.3%
Net Cash Flow	(1,010.1)	606.0	NM	814.1	NM
Net Cash Used in Financing Activities	84.7	(470.8)	NM	(856.0)	NM
Net Increase (Decrease) in Cash, Equivalents and A/R (1)	(925.6)	135.2	NM	(41.9)	NM
Total Liquidity at The Beginning of Period	4,231.1	3,529.7	19.9%	4,273.0	-1.0%
Accounts Receivable Beginning of Period	791.8	824.7	-4.0%	1,229.5	-35.6%
Accounts Receivable End of Period	536.1	1,282.3	-58.2%	791.8	-32.3%
Total Liquidity at The End of Period	3,305.5	3,664.9	-9.8%	4,231.1	-21.9%

(1) Includes cash, cash equivalents, short-term investments, restricted cash, accounts receivable and securities and receivables.

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Liquidity and Indebtedness

As of June 30, 2020, the Company had total liquidity of R$3.3 billion, a decrease of R$925.6 million compared to March 31, 2020, mainly due to the 56.7% reduction in receivables due the decrease in the volume of operations, but with a total cash position of R$2.8 billion, with a reduction of R$222.9 million or 7.4% in comparison to March 31, 2020.

The Company registered total loans and financings as of June 30, 2020 of R$18.9 billion (including leases), an increase of 11.8% versus 1Q20, mainly due to U.S. dollar appreciation of 5.3%. During the quarter, the Company paid R$351.2 million of debt, comprised by R$198.2 million of principal payments and R$46.8 million of interest payments on loans and financing, R$106.2 million of principal payments related to lease obligations.

Net debt (excluding perpetual notes and Exchangeable Notes) to EBITDA LTM ratio was 4.5x as of June 30, 2020, 1.9x higher when compared to March 31, 2020, in a quarter where the U.S. Dollar appreciated against the Real by 5.3%. Including the perpetual notes and Exchangeable Notes, the ratio of net debt to LTM EBITDA was 5.4x at June 30, 2020. The average maturity of the Company's long-term debt in 2Q20, excluding aircraft leases and financings and perpetual notes is 3.2 years. GOL’s average interest rate on local-currency debt increased to 4.7%, and its average interest rate on U.S. Dollar-dominated debt, excluding aircraft leases and financings and perpetual notes, reduced to 5.6%.

Liquidity (R$ MM)	2Q20	2Q19	% Var.	1Q20	% Var.
Cash, Cash Equivalents and Restricted Cash	2,769.4	2,382.6	16.2%	2,992.3	-7.4%
Short-Term Accounts Receivable & Securities and Receivables	536.1	1,282.3	-58.2%	1,238.8	-56.7%
Total Liquidity	3,305.5	3,664.9	-9.8%	4,231.1	-21.9%
Total Liquidity as % of LTM Net Revenues	30.0%	29.4%	0.6 p.p.	27.4%	2.6 p.p.
Indebtedness (R$ MM)	2Q20	2Q19	% Var.	1Q20	% Var.
Loans and Financings	2,265.1	1,164.0	94.6%	1,563.7	44.9%
Aircraft Financing	1,763.3	1,072.7	64.4%	1,697.8	3.9%
Aircraft Rent	8,057.0	5,973.4	34.9%	7,418.7	8.6%
Debt Issuance	4,164.6	3,519.9	18.3%	3,919.9	6.2%
Exchangeable Notes	1,947.7	1,358.5	43.4%	1,637.0	19.0%
Perpetual Notes	742.8	519.8	42.9%	705.2	5.3%
Total Loans and Financings	18,940.5	13,608.3	39.2%	16,942.3	11.8%
Short-term debt	6,080.7	2,459.2	147.3%	4,989.9	21.9%
Short-term Debt in US$	944.8	561.1	68.4%	871.4	8.4%
Short-term Debt in BRL	907.1	309.1	193.5%	459.6	97.4%
Long-term debt	12,859.8	11,149.1	15.3%	11,952.5	7.6%
Long-term Debt in US$	2,291.8	2,789.1	-17.8%	2,267.5	1.1%
Long-term Debt in BRL	309.8	460.7	-32.8%	164.6	88.2%
Debt and Leverage(1) (R$ MM)	2Q20	2Q19	% Var.	1Q20	% Var.
Gross Debt	16,250.0	11,730.0	38.5%	14,600.1	11.3%
(-) Total Cash	2,769.4	2,382.6	16.2%	2,992.3	-7.4%
Net Debt	13,480.4	9,347.5	44.2%	11,607.9	16.1%
% of debt in Foreign Currency	96.7%	94.3%	2.4 p.p.	96.3%	0.4 p.p.
% of debt in Short-Term	32.1%	18.1%	14.0 p.p.	29.5%	2,6 p.p.
% of debt in Long-Term	67.9%	81.9%	-14.0 p.p.	70.5%	-2.6 p.p.
LTM EBITDA(2)	2,987.9	3,448.9	-13.4%	4,476.4	-33.3%
Net Debt / LTM EBITDA(2)	4.5 x	2.7x	1.8x	2.6 x	1.9x
Gross Debt / LTM EBITDA(2)	5.4x	3.4x	2.0x	3.3 x	2.1x

(1)	Excluding Perpetual and Exchangeable Notes. (2) Excluding non-recurring results.

Financial Debt Amortization Schedule - 2Q20 (R$ MM)

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Fleet

At the end of 2Q20, GOL's total fleet was 130 Boeing 737 aircraft, comprised of 123 NGs and seven (7) MAXs (non-operational). At the end of 2Q19, GOL's total fleet was 127 aircraft, of which seven (7) were MAXs (non-operational). During the quarter, GOL received one (1) additional aircraft 737-800 NG aircraft, for which the lease was already signed before the pandemic. The average age of the Company's fleet was 10.7 years at the end of 2Q20.

Total Fleet at the End of Period	2Q20	2Q19	Var.	1Q20	Var.
B737s	130	127	+3	131	-1
B737-7 NG	23	24	-1	23	0
B737-8 NG	100	96	+4	101	-1
B737-8 MAX	7	7	0	7	0

As of June 30, 2020, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8 and 22 orders were for 737 MAX-10. The Company’s fleet plan is for a reduction of 21 operating aircraft through 2021, with the flexibility to return even more aircraft is necessary.

Fleet Plan	2020E	2021E	2022E	>2023E	Total
Operating Fleet at the End of the Year	124	119
Aircraft Commitments (R$ MM)	-	194.9	1,356.3	7,211.5	8,762.7

Outlook for 3Q20

In 3Q20, the Company estimates an average operating fleet of 69 aircraft, which will represent 60% of the average fleet operated in the same quarter last year. Revenue for the quarter ended September 30 is expected to decrease approximately 73% compared to the same period last year. Total expenses are expected to decrease by approximately 70%, due to initiatives to reduce costs, lower capacity and fuel consumption.

GOL expects to end 3Q20 with R$2.9 billion in liquidity and R$13.8 billion in adjusted net debt. Several important initiatives are critical to ensure that GOL maintains liquidity at expected levels in 3Q20.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is sharing these metrics:

Indicators	3Q20
Brazil Quarterly GDP Growth[1] (%) Domestic Routes Served (average) % of 2019 Average Operating Fleet % of 2019 ASK (in billion) % of 2019 Load Factor (%)	+1.8% ~120 75% ~69 60% ~4.0 30% ~79%
Net Operating Revenues (R$ BN) % of 2019 CAPEX (R$ MM) Net Cash Burn (R$/day)	~1.0 27% ~130 ~6
Total Liquidity[2] (R$ BN) Net debt[3] (R$ BN) Leverage3,[4] (x)	~2.9 ~13.8 4.4x
(1)	Sequential; Source: Brazilian Central Bank.
(2)	Cash and cash equivalents, restricted cash, accounts receivable, securities and receivables.
(3)	Net Debt (excluding perpetual bonds and Exchangeable Notes) / EBITDA LTM Ratio.
(4)	Excluding non-operating expenses and depreciation.
13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Environmental, Social and Governance (“ESG”) Information

GOL seeks to be a world leader in making aviation more sustainable.

The Company manages greenhouse gas emissions (“GHGs”) through fuel efficiency and network management. Since 2016, the Company is in the ICO2 Index, and has voluntarily adhered to the Carbon Pricing Leadership Coalition (CPLC), a global initiative to adequately price carbon to mitigate climate change and decarbonize the economy. Additionally, GOL is a member of Below50, which puts together entities that undertake to use renewable fuel that reduce GHG emissions by 50% or more, if compared to equivalent fossil fuel.

And by providing ESG data to investors, GOL aims to encourage the airline industry as a whole to become more sustainable, green and transparent. GOL reports relevant ESG information to investors in accordance with the Sustainability Accounting Standards Board (“SASB”) standard for the airline industry (TR0201).

The Company is actively looking to increase its sustainability through the adoption of new aviation technologies that reduce fuel consumption and GHG emissions. As part of that strategy, the Company operates a standardized fleet and is transitioning to 737 MAX-8s, which consume 15% less fuel than the 737-800 NG aircraft. Estimates are that the 737 MAX will return to service in the second half of 2020, based on the latest guidance from Boeing, and that the MAX will be GOL's future aircraft that will carry Customers with maximum safety and fuel efficiency.

Environmental	2Q20	2019	2018	2017
Fuel
Total Fuel Consumed (GJ x 1,000)	14,290	51,492	48,935	45,891
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	30.5	28.9	29.2	29.5
Gross global Scope 1 emissions
Greenhouse gas (GHG) emissions (tons CO2)	1,094,631	3,743,873	3,394,307	3,316,590
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	9.6	8.7	8.3	8.1
Greenhouse gas (GHG) eliminated (tons CO2)	16,818	92,221	70,606	138,910
Greenhouse gas (GHG) compensated (tons CO2)	0	0	0	0
Fleet
Average Age of Fleet	10.7	9.9	9.5	9.2
Social	2Q20	2019	2018	2017
Labor Relations
Employee Gender (% Male/Female)	56/44	55/45	55/45	55/45
Age: Under 30 years (%)	28	26	29	26
Between 30 and 50 years (%)	61	62	60	63
Over 50 years (%)	11	12	11	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	-	-	-	-
Customer & Company behavior
Customer Satisfaction Index (SMS score)	8.16	8.28	8.39	8.33
On-time Departures (%)	96.08	88.98	91.82	94.61
Flight Completion (%)	94.20	98.10	98.49	98.50
Lost Baggage (per 1,000 pax)	2.07	2.09	2.03	2.06
Safety
Number of Fatalities	-	-	-	-
Number of Governmental Enforcement Actions and Aviation Safety	-	-	-	-
Governance	2Q20	2019	2018	2017
Management
Independent Directors (%)	55	50	44	44
Participation of Woman in Leadership Positions (%)	33	33	38	37
Committees and Policies
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Consolidated Income Statement

(R$ Thousands)	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net Operating Revenues	357,848	3,140,616	-88.6%	3,505,575	6,351,424	-44.8%
Passenger	243,303	2,958,648	-91.8%	3,184,636	5,992,201	-46.9%
Cargo and Other	114,545	181,968	-37.1%	320,939	359,223	-10.7%
Total net Operating Expenses	(1,255,448)	(2,821,737)	-55.5%	(3,377,754)	(5,526,413)	-38.9%
Salaries	(153,232)	(519,771)	-70.5%	(748,455)	(1,093,589)	-31.6%
Aircraft Fuel	(135,785)	(976,238)	-86.1%	(1,136,923)	(1,971,424)	-42.3%
Landing Fees	(20,331)	(184,560)	-89.0%	(222,073)	(381,137)	-41.7%
Passenger Costs	(27,183)	(133,161)	-79.6%	(203,224)	(285,306)	-28.8%
Services Provided	(140,752)	(174,217)	-19.2%	(314,720)	(323,723)	-2.8%
Sales and Marketing	(43,030)	(182,855)	-76.5%	(161,042)	(315,910)	-49.0%
Maintenance, Materials and Repairs	(73,746)	(276,462)	-73.3%	(218,067)	(320,756)	-32.0%
Depreciation and Amortization	(143,196)	(415,226)	-65.5%	(645,270)	(820,803)	-21.4%
Other	(518,193)	40,753	NM	272,020	(13,765)	NM
Idle Expenses – Depreciation	(347,349)	-	NM	(347,349)	-	NM
Idle Expenses – Salaries	(87,908)	-	NM	(87,908)	-	NM
Other Income (Expenses)	(82,936)	40,753	NM	707,277	(13,765)	NM
Equity Results	-	(1)	-100.0%	-	77	NM
Operating Income (Loss)	(897,600)	318,878	NM	127,821	825,088	-84.5%
Financial Income (Expense), net	(1,096,380)	(418,104)	162.2%	(4,339,994)	(819,199)	NM
Income (Loss) Before Income Taxes	(1,993,980)	(99,226)	NM	(4,212,173)	5,889	NM
Current Income and Social Contribution Taxes	(11,580)	(35,595)	-67.5%	(35,853)	(75,643)	-52.6%
Deferred Income and Social Contribution Taxes	8,479	13,997	-39.4%	(10,664)	(15,864)	-32.8%
Net Income (Loss) Before Non-Controlling Interests	(1,997,081)	(120,824)	NM	(4,258,690)	(85,618)	NM
Non-Controlling Interests From Smiles	(168)	73,799	NM	26,492	141,312	-81.3%
Net Income (Loss) After Non-Controlling Interests	(1,996,913)	(194,623)	NM	(4,285,182)	(226,930)	NM
Earnings Per Preference Share In R$ After Non-Controlling Interests	(7.222)	(0.556)	NM	(12.668)	(0.648)	NM
Earnings Per Common Share in US$ After Non-Controlling Interests	(0.169)	(0.016)	NM	(0.362)	(0.019)	NM
Number of Shares at The End of The Period (MM)	355.7	350.1	1.6%	355.7	350.1	1.6%

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Consolidated Balance Sheet

(R$ Thousands)	06/30/2020	12/31/2019	% Var.
ASSETS	14,759,813	15,298,446	-3.5%
Current Assets	3,902,284	4,927,377	-20.8%
Cash And Cash Equivalents	415,892	1,645,425	-74.7%
Short-Term Investments	1,379,269	953,762	44.6%
Restricted Cash	786,901	304,920	158.1%
Trade Receivables	536,142	1,229,530	-56.4%
Inventories	218,169	199,213	9.5%
Recoverable Income Taxes	238,503	309,674	-23.0%
Derivatives	207,207	142,338	45.6%
Advances For Suppliers	-	3,500	NM
Other Current Assets	120,201	139,015	-13.5%
Noncurrent Assets	10,857,529	10,371,069	4.7%
Restricted Cash	187,279	139,386	34.4%
Deposits	2,481,808	1,968,355	26.1%
Advances For Suppliers	32,105	48,387	-33.6%
Recoverable Income Taxes	375,639	174,142	115.7%
Deferred Taxes	53,686	59,809	-10.2%
Other Noncurrent Assets	28,232	991	NM
Derivatives	45,150	143,969	-68.6%
Investments	1,254	1,254	0.0%
Property, Plant And Equipment	5,889,157	6,058,101	-2.8%
Intangible Assets	1,763,219	1,776,675	-0.8%
Liabilities and Shareholders’ Equity (Deficit)	14,759,813	15,298,446	-3.5%
Current Liabilities	12,291,791	10,362,600	18.6%
Short-Term Debt	3,854,110	2,543,039	51.6%
Leases	2,226,553	1,404,712	58.5%
Suppliers	1,559,750	1,286,275	21.3%
Suppliers – Forfaiting	42,968	554,467	-92.3%
Salaries	352,426	396,010	-11.0%
Income Taxes Payable	89,665	116,523	-23.0%
Landing Fees	689,205	728,339	-5.4%
Advance Ticket Sales	1,582,269	1,966,148	-19.5%
Mileage Program	1,235,080	1,009,023	22.4%
Advances From Customers	14,023	16,424	-14.6%
Provisions	316,067	203,816	55.1%
Derivatives	254,352	9,080	NM
Other Current Liabilities	75,323	128,744	-41.5%
Noncurrent Liabilities	14,872,875	12,041,263	23.5%
Long-Term Debt	7,029,333	5,866,802	19.8%
Leases	5,830,439	4,648,068	25.4%
Suppliers	57,421	10,142	NM
Provisions	1,346,284	1,053,240	27.8%
Mileage Program	298,907	171,651	74.1%
Deferred Taxes	248,268	244,041	1.7%
Taxes Payable	-	84	NM
Derivatives	30,897	11,270	174.2%
Other Noncurrent Liabilities	31,326	35,965	-12.9%
Shareholders' Equity (Deficit)	(12,404,853)	(7,105,417)	74.6%
Capital Stock	3,008,905	3,008,178	0.0%
Advance For Future Capital Increase	135	584	-76.9%
Treasury Shares	(62,536)	(102,543)	-39.0%
Capital Reserves	196,222	225,276	-12.9%
Equity Valuation Adjustments	(863,090)	188,247	NM
Accumulated Losses	(15,282,285)	(10,996,413)	39.0%
Non-Controlling Interests	597,796	571,254	4.6%

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Consolidated Cash Flow

(R$ Thousands)	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Net Income (Loss) for the Period	(1,997,081)	(120,824)	NM	(4,258,690)	(85,618)	NM
Adjustment to Reconcile Net Income (Loss) to Cash From Operating Activities
Depreciation and Amortization	490,545	415,226	18.1%	1,018,581	820,803	24.1%
Allowance (Reversal) for Doubtful Accounts	(1,078)	128	NM	1,440	(6,858)	NM
Provisions for Legal Proceedings	39,067	45,640	-14.4%	113,569	92,743	22.5%
Provision for Inventory Obsolescence	28	9	211.1%	73	31	135.5%
Recovery of Untimely Credits	-	-	NM	(126,675)	-	NM
Present Value of Assets and Liabilities	27,443	-	NM	27,443	-	NM
Deferred Taxes	(8,479)	(13,997)	-39.4%	10,664	15,864	-32.8%
Equity Results	-	1	NM	-	(77)	NM
Share-Based Payments	5,458	3,119	75.0%	10,405	7,060	47.4%
Expenses Recovery	309,980	-	NM	-	-	NM
Extinction of Lease Operations	(1)	-	NM	(112,591)	-	NM
Actuarial Losses on Post-Employment Benefit	1,255	-	NM	6,005	-	NM
Exchange and Monetary Variations, net	(58,079)	(231,334)	-74.9%	3,530,353	(98,517)	NM
Interest	11,657	-	NM	-	-	NM
Interest on Debt and Financial Lease	355,938	253,698	40.3%	660,101	513,995	28.4%
Investments Funds Losses	(325,151)	-	NM	(91,339)	-	NM
Provision and Amortization for Aircraft and Engine Return	49,321	244,559	-79.8%	81,227	244,559	-66.8%
Reversion of Provision to Maintenance	(48,733)	-	NM	5,138	-	NM
Write-off Guarantee and Maintenance Deposits	70,138	-	NM	70,138	-	NM
Result Of Derivatives Recognized In Results	560,443	-	NM	690,643	-	NM
Unrealized Hedge Results - ESN	166,221	256,056	-35.1%	(409,136)	247,026	NM
Termination of Obligation Due to Contractual Term Reduction	20,968	-	NM	-	-	NM
Provision for Labor Obligations	(17,370)	7,878	NM	53,091	10,270	NM
Write-Off of Property, Plant and Equipment and Intangible Assets	18,011	32,198	-44.1%	33,489	34,394	-2.6%
Other Operational Adjustments	-	(133,249)	NM	-	(133,249)	NM
Other	47,788	-	NM	45,579	(50,458)	NM
Adjusted Net Income	(281,711)	759,108	NM	1,359,508	1,611,968	-15.7%
Changes in Operating Assets and Liabilities:
Trade Receivables	255,956	(461,533)	NM	705,431	(425,431)	NM
Short-Term Investments	132,777	(35,874)	NM	121,002	57,628	NM
Inventories	(2,417)	(4,245)	-43.1%	(19,029)	(11,133)	70.9%
Deposits	(30,133)	(104,688)	-71.2%	(189,850)	(145,900)	30.1%
Recoverable Taxes	8,488	-	NM	(3,651)	-	NM
Suppliers	269,519	(57,104)	NM	215,317	(284,821)	NM
Suppliers – Forfaiting	(379,714)	23,089	NM	(152,162)	(12,460)	NM
Advance Ticket Sales	(21,837)	626,341	NM	(383,879)	290,166	NM
Mileage Program	192,012	39,627	NM	353,313	110,979	218.4%
Advances From Customers	(5,668)	(43,451)	-87.0%	(2,401)	(152,654)	-98.4%
Salaries	(36,799)	(72,631)	-49.3%	(96,675)	(40,877)	136.5%
Landing Fees	(90,734)	94,365	NM	(39,134)	132,611	NM
Taxes Receivables	(23,586)	107,781	NM	2,236	69,296	-96.8%
Derivatives	(215,862)	(23,238)	NM	(545,300)	(87,435)	NM
Provisions	-	(27,806)	NM	-	(66,093)	NM
Advance to Suppliers	(24,201)	-	NM	(69,469)	-	NM
Legal and Aircraft Returns Payments	(31,278)	-	NM	(103,964)	-	NM
Prepaid Expenses	38,308	-	NM	-	-	NM
Other Credits and Obligations, net	(6,928)	(279,464)	-97.5%	(51,676)	111,657	NM
Interest Paid	(46,801)	(38,883)	20.4%	(281,153)	(228,507)	23.0%
Income Taxes Paid	(708)	(112,320)	-99.4%	(29,176)	(133,879)	-78.2%
Net Cash Flows From Operating Activities	(301,317)	389,074	NM	789,288	795,115	-0.7%
Short-Term Investments of Smiles	(241,302)	(409,252)	-41.0%	(483,112)	(379,384)	27.3%
Restricted Cash	309,719	(125,470)	NM	(529,874)	220,331	NM
Dividends Received	-	471	NM	-	471	NM
Advances for Property, Plant and Equipment Acquisition	69	(26,401)	NM	(56,782)	(28,532)	99.0%
PDP Return - Boeing Agreement	136,962	-	NM	136,962	-	NM
Acquisition of Property, Plant and Equipment	(217,685)	(233,257)	-6.7%	(450,142)	(333,158)	35.1%
Acquisition of Intangible Assets	(13,756)	(7,505)	83.3%	(32,366)	(28,287)	14.4%
Net Cash From (Used in) Investing Activities	(25,993)	(801,414)	-96.8%	(1,415,314)	(548,559)	158.0%
Loan Funding	388,087	227,789	70.4%	449,062	1,436,035	-68.7%
Loan Funding and Exchange Offer Costs	819	(14,918)	NM	-	(63,747)	NM
Loan Payments	(198,178)	(69,514)	185.1%	(699,748)	(297,803)	135.0%
Senior Notes Early Redemption	-	-	NM	-	(50,320)	NM
Lease Payments	(106,189)	(405,493)	-73.8%	(527,902)	(760,419)	-30.6%
Capped Call Premium Received (Paid)	-	(13,873)	NM	21,800	(115,928)	NM
Dividends And Interest Equity Paid to Non-Controlling Interest	-	(202,026)	NM	(14,811)	(209,397)	-92.9%
Capital Increase	-	(2,306)	NM	-	2,283	NM
Capital Increase of Non-Controlling Shareholders	-	66	NM	-	172	NM
Subscription Bonus	-	6,861	NM	-	6,861	NM
Shares to Issue	135	2,606	-94.8%	278	300	-7.3%
Net Cash From (Used in) Financing Activities	84,674	(470,808)	NM	(771,321)	(51,963)	NM
Foreign Exchange Variation on Cash Held In Foreign Currencies	(499)	(1,005)	-50.3%	167,814	(24,295)	NM
Net Increase (Decrease) in Cash and Cash Equivalents	(243,135)	(884,153)	-72.5%	(1,229,533)	170,298	NM
Cash and Cash Equivalents at Beginning of the Period	659,027	1,880,638	-65.0%	1,645,425	826,187	99.2%
Cash and Cash Equivalents at The End of the Period	415,892	996,485	-58.3%	415,892	996,485	-58.3%

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Glossary of industry terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
•	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
•	AVAILABLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
•	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
•	EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.
•	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
•	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
•	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	CHARTER: a flight operated by an airline outside its normal or regular operations.
•	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
•	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
•	LESSOR: the party renting a property or other asset to another party, the lessee.
•	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
•	LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
•	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	PDP: credit for advance payments for aircraft purchases financing.
•	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
•	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
•	WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
•	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 130 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL’s management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL’s filings with the U.S. Securities and Exchange Commission.

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2020

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “net debt,” “total liquidity” and “EBITDA.” GOL’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

19	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer